
05006952

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME UTair Aviation

*CURRENT ADDRESS Russia, 628012, Khanty-Mansiysk autonomous district
Khanty-Mansiysk airport

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 05 2005
THOMSON FINANCIAL

FILE NO. 82- 4789 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/4/05



UTair Aviation

Joint-Stock Company

Press-releases December 2004 – March 2005



UTair Aviation

Joint-Stock Company

PRESS RELEASE

March 1, 2005

EXPERT RA CONFIRMS UTAIR' S CORPORATE GOVERNANCE RATING AT B ++

Khanty-Mansiysk – Expert RA has confirmed UTair Aviation's corporate governance rating at B++ for 2004.

Objective independent analysis of corporate governance systems at Russian airlines, including UTair, has been conducted as part of the Corporate Governance Rating project.

Assessment of corporate governance quality by members of the consortium comprises independent expert analysis of the conformity of Russian companies with internationally recognized corporate governance standards, with regard to the protection of shareholders' rights, work of management and control bodies, disclosure of information, and non-infringement of the interests of other interested parties in corporate relations.

The B++ rating assigned to UTair has put the airline on the list of the top twenty members of Russia's business community with regard to this indicator. A company with such a high rating is safe for investors, and its business is open and transparent, the expert council has noted in its concluding report.

Presentation of the results of the National Corporate Governance Rating for 2004 was held at the conference hall of the Moscow Interbank Currency Exchange (MICEX) on February 24 of this year.

Every company on the rating list has received a certificate to confirm its current corporate governance level.

A full version of the rating list is published in "Expert" magazine on a biannual basis.

As reported earlier, the National Corporate Governance Rating, which is part of the "Improvement of Corporate Governance in Russia" project, is performed with the support of the National Council for Corporate Governance and the US Agency for International Development (USAID).

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru


UT

UTair Aviation

Joint-Stock Company

PRESS RELEASE

February 24, 2005

UTAIR INCREASES PASSENGER TRAFFIC BY 19% IN JANUARY

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 19 percent to 154.435m passenger kilometers in January 2005 compared with the same period last year.

In addition, the company reported growth in other operational figures. In particular, UTair carried 111,970 people in January 2005, 16 percent more than in January last year. Of that amount, 101,977 passengers were carried by the company's airplanes, 24 percent up from January 2004.

The company's airplanes flew 6,079 hours this January, 26 percent more than in January 2004.

UTair doubled the volume of transported mail to 71 tons and increased cargo transportation by 8 percent to 438 tons.

Flying time of the company's helicopters reached 2,334 hours in the reported period, gaining 12 percent in January 2004.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

January 25, 2005

UTAIR WINS BID TO SUPPORT UN PEACEKEEPING MISSION IN COTE D'IVOIRE

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has been confirmed as winner of the bid for the fulfillment of transportation support, as part of the United Nation's peacekeeping mission in Cote d'Ivoire (Africa).

The results of the bid were announced in New York in December.

Four Mi-8MTV helicopters will begin providing transportation support, starting on January 25, 2005.

A two-year contract, with the possibility of extension for a further year, envisages the use of helicopters for passenger and cargo transportation both in-cabin and on an external load sling system, as well as for emergency and medical evacuation.

At present, 18 UTair Aviation helicopters are providing transportation support to UN peacekeeping missions in Liberia, Sierra Leone, Congo, Eritrea, and Cote d'Ivoire.

UTair is the largest helicopter-equipment operator in the world. On January 1, 2005, its fleet totaled 283 aircraft, including 174 helicopters.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE January 24, 2005

UTAIR INCREASES PASSENGER TRAFFIC BY 14% IN 2004

Khanty-Mansiysk – In 2004 UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 14 percent to 2.486275bn passenger kilometers, compared to 2003.

Last year the company carried 1.703562m passengers in total. Of that amount, 1.465814 passengers were carried by the company's airplanes, 14 percent more than in 2003.

In the period January to December 2004, UTair carried 770 tons of mail (a 22-percent gain from 2003), and 6,848 tons of cargo (a 10-percent decrease).

The company's planes flew 76,934 hours in the reported period – 17.4 percent more than in 2003.

The total flight time of UTair's helicopters stood at 45,174 hours - a 1.7 percent drop. At the same time, the flight time of heavy helicopters showed a considerable increase of 5 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE January 21, 2005

UTAIR AVIATION'S SUBSIDIARY UTAIR-TECHNIC REGISTERED

Khanty-Mansiysk – UTair Aviation's (UTair Aviation, JSC) subsidiary UTair-Technic completed registration procedures at the beginning of 2005.

The new company is expected to start operations by the beginning of the summer-traffic season.

The company includes an aircraft maintenance complex in Tyumen, a line station at Surgut airport and a line station at Vnukovo, currently under construction.

UTair-Technic will provide technical maintenance for UTair Aviation's fleet at Roshchino, Surgut and Vnukovo airports, as well as rendering services for other companies.

The new enterprise will become one of the largest in Russia, and together with Komiinteravia and Aircraft repair Facility No. 26, will create a unified system for maintaining aircraft airworthiness.

At present, UTair, together with Lufthansa Consulting, is taking a range of measures to obtain recognition of its production processes in the aircraft technical maintenance sphere as complying with the requirements of the EASA-1445 European standard.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE January 18, 2005

UTAIR ENSURES PEACE PROCESS IN SUDAN

Khanty-Mansiysk – UTair Aviation JSC prolonged a contract stipulating aviation support to the peace process in Sudan (Africa).

The contract has been extended for eight months during which six Mi-8T and two Mi-8MTV helicopters of UTair will be transporting passengers, cargo, as well as serve for rescue and medical purposes.

Six Mi-8T helicopters are in Sudan now operating in line with a contract signed in 2004. Another two Mi-8MTV helicopters are supposed to leave Tyumen for their new base of Khartum, the capital of Sudan.

UTair helicopters will begin working on January 22, 2005. Today, 18 helicopters of the Russian airline company continue providing transportation services to UN peacekeeping forces in a number of African countries.

One helicopter is now in Liberia, three in Sierra Leone, two in Congo, three in Eritrea, and two in Cote d'Ivoire.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE December 21, 2004

UTAIR'S PASSENGER TURNOVER GREW BY 13.1%
IN JANUARY-NOVEMBER, 2004

Khanty-Mansiysk – Over the first eleven months of 2004, UTair Aviation JSC increased its passenger turnover by 13.1 percent, to 2.294 billion passenger-kilometers, compared to that in the corresponding period of 2003.

In January-November, 2004, UTair continued to show growth in its main business indicators. Specifically, the number of passengers carried by the airline grew by 11.8 percent to 1,343,167 travelers.

Over that period, the overall flight time for the airline's fleet reached 69,997 flight hours, exceeding that in the corresponding period of the previous year by 16.4 percent.

Flying time for UTair's helicopters over that period amounted to 42,226 flight hours. The flight time for heavyweight helicopters significantly increased amid a minor decrease in the overall flight time, which fell by 1.5 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE December 16, 2004

RSFM REGISTERS UTAIR FINANCE'S BOND ISSUE REPORT, TOTALING RUR 1bn

Khanty-Mansiysk – The Federal Service for Financial Markets (FSFM) registered a report on the results of a bond issue by UTair-Finance on December 14, 2004.

In accordance with the report, the issuer placed 1 million interest-bearing non-convertible documentary bearer bonds of the 01 series with a par value of RUR1,000.
The total amount of the issue at the par value is RUR1bn.

As reported earlier, bonds of UTair Finance Ltd., totaling RUR1bn, were placed on MICEX on November 24, 2004. The placement, based on open subscription, was conducted in the form of an auction, intended to determine the interest rate for the first and second coupons for the bonds.

Investors submitted 46 bids during the placement. The overall demand during the auction reached RUR1.122bn, and the suggested annual coupon interest rate varied from 12 percent to 13.5 percent. The annual interest rate for the first and second coupons was 13 percent. The effective interest rate for the bonds against the annual offer was 13.42 percent.

The entire bond issue was sold at the morning trading session on the first day of the placement.

The issue of interest-bearing documentary bearer bonds with compulsory centralized storage by UTair Finance Ltd. was registered by the Federal Commission for the Securities Market of Russia on April 29, 2004 (state registration number 4-01-36059-R); the maturity period for the bonds is 2 years; the bonds have 4 biannual coupons.

The bonds are guaranteed by UTair Aviation JSC. Additionally, the issuer published an irrevocable offer to buy back the bonds in 1 (one) year after the placement date at a price that equals 100 percent of the par value. The organizer of the issue was Vneshtorgbank. The co-organizers of the issue are Nomos Bank, the Region Investment Group and the Khanty-Mansi Bank.

More detailed information on the structure of the bond issue is provided in issue documents and the informational memorandum for the issue, published on the websites of the issuer (www.utair.ru) and the organizers (www.vtb.ru, www.nomos.ru, www.regnm.ru and www.khmb.ru).

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

82-4789



UTair Aviation

Joint-Stock Company

Press-releases September 2004 – Desember 2004



UTair Aviation

Joint-Stock Company

PRESS RELEASE September 8, 2004

UTAIR OPENS NEW ROUTES

Surgut. UTair Aviation is opening new national and international routes.

The first international flight from Khanty-Mansiysk to Kiev (Ukraine) will be carried out on September 9. Weekly flights (TP747) will be made on Thursdays by Tu-134 jets. The time of departure from Khanty-Mansiysk is 10:10 a.m., and the time of departure from Kiev is 12:20 p.m.

It is also planned to open a daily flight from Ufa to Moscow (Vnukovo) to Ufa, beginning on September 13. Passengers will be offered economy and business-class services. The tariffs for the economy class and business-class are RUR2,990 and RUR6,900 respectively.

Tu-134 jets have been replaced with Tu-154M jets on the Samara-Moscow-Samara route since August 26, and three classes of services have been introduced. It should be noted that the tariffs for the economy class and business-class have remained unchanged.

The first TP167/168 flight from Cheboksary to Moscow (Vnukovo) to Cheboksary was carried out on August 23. Daily flights are made by An-24 planes. The tariff for this route is RUR2,790 (one-way). Young people and pensioners are eligible for special discounts. Additionally, the number of flights from Cheboksary to cities of Central Russia and Western Siberia (Khanty-Mansiysk, Surgut, Tyumen, Nizhnevartovsk, Noyabrsk) has been increased. UTair offers residents of Cheboksary flights to Kiev, Kaliningrad and Chisinau, owing to inter-airline agreements with the Aerosvit, Air Moldova and Kaliningradavia airlines.

In addition, daily TP362/361 flights from Magnitogorsk to Moscow (Vnukovo) to Magnitogorsk on Tu-134 planes have been introduced since August 26. Business-class and economy-class services are offered.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE September 10, 2004

UTAIR MAKES FIRST REGULAR INTERNATIONAL FLIGHT FROM KHANTY-MANSIYSK AIRPORT

Surgut. On Thursday, September 9, UTair Aviation made the first regular international flight from the airport of Khanty-Mansiysk, the capital of Yugra, to Kiev (Flight No. TP 747).

The ceremony of opening the new route was attended by Vasiliy Sondykov, the chairman of the Duma of the Khanty-Mansi Autonomous Area, Zinaida Sakhautdinova, the director of the Department of Foreign Economic Relations of the Khanty-Mansi Autonomous Area, Vladimir Zhuravlyov, the director of the Transport and Communications Department of Yugra, Andrey Martirosov, the general director of UTair, and Anatoly Tulinov, the general director of the Khanty-Mansiysk Airport.

In the opinion of Vasiliy Sondykov, the speaker of the Duma of the Khanty-Mansi Autonomous Area, the opening of the first regular international route from the airport of the capital of Yugra to Ukraine is not by chance.

"Over 200,000 Ukrainians live in the Khanty-Mansi Autonomous Area now. Obviously, communications with that country are necessary, because we have good neighborly relations," the chairman of the Duma of the Khanty-Mansi Autonomous Area underlined.

As UTair General Director Andrey Martirosov pointed out at the opening ceremony, "certainly, this is just the beginning."

"In my view, the prospects for the international sector in Khanty-Mansiysk are rather good. We will build a convenient network of routes for the residents of the city and the autonomous area, which can be used for making convenient connections here and making international departures from here. In think, a very big step forward has been made," the chief executive of the airline declared.

There were 11 people on the first flight to the capital of Ukraine.

"We believe that it is not bad to have 11 people on the first flight. This indicates a big potential for this route, and I think we will see this route profitable rather soon, and therefore we are optimistic," Andrey Martirosov stated.

Additionally, according to him, flights to Azerbaijan, Turkey, Bulgaria and some other countries will be carried out from the Khanty-Mansiysk Airport in the future.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE September 15, 2004

SHAREHOLDERS OF UTAIR AT THEIR EXTRAORDINARY MEETING, APPROVED THE AUDITOR, ELECTED THE INSPECITON COMMISSION AND SUPERVISORY BOARD

Surgut: the shareholders of OJSC UTair Aviation, at their extraordinary meeting, have approved of the Company's auditor and have formed the Inspection Commission and elected the Supervisory Board.

The meeting was held in Khanty-Mansiysk on 15 September 2004.

The candidates to the auditor were preliminary determined by a tender and proposed by the Company's auditing committee. The shareholders have approved by a majority vote of Rosexpertisa (LLC), Moscow, to be UTair's auditor under the Russian accounting standards.

Ernst&Young was approved as the Company's auditor for 2003 and 2004 under international accounting standards.

At the meeting, the shareholders elected the Inspection Commission consisting of three members.

Apart from that, before the appointed time the shareholders terminated the authorities of the Supervisory Board members elected at the annual meeting held on 25 June 2004. The new Supervisory Board now includes:
- G. Byrtsev;
- A. Martirosov;
- V. Nesterov;
- V. Novitskij;
- S. Savin;
- V. Yryupin.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE October 1, 2004

UTAIR AVIATION INCLUDED ON RATING OF RUSSIA'S 100 LARGEST COMPANIES

Khanty-Mansiysk – Based on the results of 2003 UTair Aviation JSC was included on the rating Russia's 100 Largest Companies prepared by the rating center AK&M and the magazine Kompaniya.

According to materials published in the magazine, the rating was calculated on the basis of 100 leading Russian companies that had the largest revenues and the highest number of the personnel in 2003.

To compose the rating AK&M specialists employed five parameters that defined a company's weight in the country's economy such as the amount of revenues, the volume of tax payments, the number of employees, a company's share on the market and the volume of exports. Each parameter contributed to the rating score of each enterprise. The scores that a company had received were then totaled.

Thus, UTair Aviation was acknowledged as one of the major enterprises in the country, according to the results of its activities in 2003.

The rating table and a corresponding article were published in the September edition of the magazine Kompaniya.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

October 26, 2004

UTAIR AVIATION INCREASES PASSENGER TRAFFIC BY 12.33% IN JANUARY-SEPTEMBER 2004

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 12.33 percent to 1,963,942,000 passenger-kilometers in the first nine months of 2004 compared to the corresponding period of 2003.

In January to September 2004, basic parameters of activities of the airline continued growing. In particular, passenger transportation by UTair's planes surged 10 percent to 1,114,761 people in the reported period.

The airline's planes flew 57,624 hours in this period, which was 15.3 percent higher than in the first nine months of 2003.

Helicopters of the airline flew 33,337 hours in January to September 2004. The flight time of heavy helicopters increased considerably amid a 2-percent drop in total flight time.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia; tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

October 28, 2004

UTAIR ENSURES PROCESS OF PEACEFUL SETTLEMENT OF SITUATION IN SUDAN

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has made a commercial contract on providing aviation support to the process of peaceful settlement of the situation in Sudan, Northern Africa.

The contract stipulates the use of six Mi-8T helicopters of UTair Aviation to implement passenger transportation services, emergency and air ambulance services and cargo delivery.

Three MI-8T helicopters have been delivered to Sudan from the Roshchino airport (Tyumen) by a cargo aircraft An-124-100 Ruslan. Another three helicopters have been delivered by a Ruslan plane from the Republic of South Africa.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE October 29, 2004

UTAIR AVIATION MANAGERS INCLUDED ON RATING OF RUSSIA'S MOST PROFESSIONAL MANAGERS

Khanty-Mansiysk – Four managers of UTair Aviation, JSC are on the rating Most Professional Managers of Russia prepared by the rating agency Association of Managers for the first half of this year.

The official auditor of ratings that estimate the professional reputation of Russian top managers is the international audit and consulting agency Deloitte & Touche.

UTair Aviation General Director Andrey Martirosov was included on the group A Top-1000 of the most professional managers in Russia. Moreover, in the group 'Transport' he was included on the rating section 'Industry Leaders.'

Vladislav Kravchenko, the Commercial Director of UTair Aviation, was named among 200 of the most professional commercial directors.

UTair Financial Director Igor Petrov was among 200 of the most professional financial directors.

Alexander Kaduchenko, the head of the IT and communications department of the airline, was included on the list of 200 of the most professional IT directors.

According to official materials published in the rating magazine of the Association of Managers, 4,000 managers who work in all sectors of the Russian economy, whose activities have a major influence on the Russian economy, were selected as the basis for assessing the reputation of Russian managers.

Moreover, the index of quotation of a manager in the Russian printed media was taken into account in the course of the selection process. Rating scores were set for every mentioned parameter; the results were later calculated and ranged.

Thus, by means of assessing Russia's leading managers by independent experts representing federal and regional state agencies, business unions, non-commercial industrial or regional business associations, four UTair managers were acknowledged to be among the best specialists in the country.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE November 1, 2004

UTAIR AVIATION INTRODUCES 'ADDITIONAL FUEL CHARGE'

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) introduced a so-called 'additional fuel charge' on November 1 on all its flights that will be implemented according to the winter schedule. This extra charge is from $10 to $15 per passenger ticket depending on the flight time.

In particular, a ticket for a flight that lasts less than 2 hours is to cost $10 more and an additional $15 for a 2 to 4 hour flight.

UTair General Director Andrey Martirosov stressed that the only reason for the introduction of the 'additional fuel charge' was a very high and steadily advance in oil and oil product prices.

"This obviously results in a constant growth in prices for aviation fuel and air carriers have to offset the losses sustained. It is impossible to retain current prices further at the cost of internal resources," he stressed.

It should be noted that UTair Aviation has been the last among Russia's major air carriers to announce the introduction of these measures. Moreover, UTair has not increased the prices of air tickets this year, despite growth in prices on oil products.

For reference:
Aviation fuel prices have surged by more than 40 percent since the beginning of 2004 and currently the share of fuel and lubricants in the structure of the airline's tariff is about 35 to 40 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia; tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

November 17, 2004

UTAIR AVIATION LAUNCHES NEW SCHEDULED FLIGHT BETWEEN MOSCOW AND ST. PETERSBURG

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has announced the beginning of new daily flights linking Moscow and St. Petersburg, starting November 15, 2004.

The flights will be conducted from the Moscow-based Vnukovo airport. The new route is part of a program aimed at creating a hub for the company at the Vnukovo airport and will make it possible for people from West Siberia, the Volga region, the Ural region and the central part of Russia to fly to Saint Petersburg from the Vnukovo hub on a daily basis.

"These new daily flights are going to link the northern capital of Russia with many regions, including the Volga region, Bashkiria, Chuvashia and others," General Director of the airline Andrey Martirosov stressed.

UTair is traditionally popular because of its attractive ticket prices.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia; tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE November 18, 2004

UTAIR AVIATION INCREASES NUMBER OF PASSENGERS BY 19%

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) increased its volume of passengers by 18.9 percent to 113,017 people in October this year. The company's passenger traffic gained 18 percent to 172.8m passenger-kilometers in the reported period.

At the same time, growth in the company's number of passengers amounted to 10.7 percent to 1.2278m people in January to October 2004; passenger traffic advanced 12.7 percent to 2.1368bn passenger-kilometers in comparison to the corresponding period last year.

Commenting on the company's performance in January to October 2004, UTair General Director Andrey Martirosov pointed out that considerable growth in the second quarter of this year was achieved thanks to activities that targeted the optimization of the route network, the construction of large transportation hubs in various regions as well as the opening of new promising flight routes.

"Obviously, we will continue this serious work in the future as well. On account of these measures we forecast growth at 25 percent in November to December alone," Martirosov underlined.

UTair helicopters had 38,002 flight hours in the first nine months of this year.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk autonomous district, Tyumen region, 628012, Russia;
tel: +7 (34671) 94557, fax: +7 (34671) 94588, e-mail: office.hmao@gapk.utair.ru
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE 28.11.2004

UTAIR FINANCE PLACES RUR1BN BOND ISSUE

Khanty-Mansiysk – A RUR1bn issue of UTair Finance bonds was placed on the Moscow Interbank Currency Exchange on November 24, 2004.

The free subscription placement was made on MICEX in the form of a tender on setting the bonds' first coupon rate. In the course of the placement, 46 applications from investors were submitted. The total volume of applications submitted was RUR1.12268bn with the first annual coupon rate offered between 12 percent and 13.5 percent.

The first coupon rate was set by the issuer at 13 percent (RUR64.82 per bond), the second coupon rate is equal to the first coupon; the third and the fourth coupon rates shall be defined by the issuer.

The effective bond yield on an annual offer is 13.42 percent.

The entire bond issue was sold at a morning trading session on the first day of the placement.

The issue of the documentary bearer bonds with the compulsory centralized storing of UTair Finance was registered by the Russian Federal Securities Commission on April 29, 2004 (state registration number 4-01-36059-R); the maturity is two years; the bonds have four six-month coupons. The bonds are secured by UTair Aviation JSC's guarantee. Moreover, the issuer has published a public irrevocable offer to redeem the bonds in one year after the date of the beginning of placement at the price of 100 percent of their nominal price.

The organizer of the issue is Vneshtorgbank.

The co-organizers are Nomos-Bank, BK Region and Khanty-Mansi Bank.

Further information on the structure of the loan and the financial results of UTair Aviation JSC can be found in documents related to the issue and in the memorandum of the loan available on the Internet sites of the issuer (www.utair.ru) and the organizers (www.vtb.ru, www.nomos.ru, www.regnm.ru and www.khmb.ru).